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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PASW, Inc.
(Name of Issuer)
Common Stock, $0.00001 par value
(Title of Class of Securities)
693153108
(CUSIP Number)
July 5, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693153108	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Blue Screen LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,981,915

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,981,915

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,981,915

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.33% (Based upon 93,479,048 shares of Common Stock issued and outstanding as of July 5, 2007. See PASW Form 8-K dated July 5, 2007, p.45.)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	693153108	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Nicholas Sheridan Lewin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		311,370

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,981,915

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		311,370

WITH:	8	SHARED DISPOSITIVE POWER:

		4,981,915

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,293,285

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.66% (Based upon 93,479,048 shares of Common Stock issued and outstanding as of July 5, 2007. See PASW Form 8-K dated July 5, 2007, p.45.)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP NO. 693153108	13G	Page 4 of 8
Item 1.
(a)	Name of Issuer

PASW Inc.

(b)	Address of Issuer’s Principal Executive Offices

5615 Scotts Valley Drive, Suite 110 Scotts Valley, CA 95066
Item 2.
(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

Blue Screen LLC 7663 Fisher Island Drive Miami, FL 33109 Delaware LLC

Nicholas Sheridan Lewin 3 West 57th Street, 8th Floor New York, NY 10019 U.S. Citizen

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

693153108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑

CUSIP NO. 693153108	13G	Page 5 of 8
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable

CUSIP NO. 693153108	13G	Page 6 of 8
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated this 16th day of July, 2007
BLUE SCREEN LLC

By:	/s/ Nicholas Sheridan Lewin

	Name:	Nicholas Sheridan Lewin
	Title:	Managing Member

NICHOLAS SHERIDAN LEWIN

/s/ Nicholas Sheridan Lewin

Nicholas Sheridan Lewin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 693153108	13G	Page 7 of 8

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	8